September 15, 2008

Mr. William Thompson

Accounting Branch Chief

Mail Stop 3561

United States Securities and Exchange Commission

Washington, DC 20549

Re:	Synergy Pharmaceuticals, Inc. (formerly Pawfect Foods, Inc.)
Form 10-KSB for the Year Ended December 31, 2007, Amendment No. 3
File No. 333-131722

Dear Mr.  Thompson,

We have amended our Form 10-KSB for the Year Ended December 31, 2007 to include proper signatories as suggested in your letter dated September 4, 2008 and certain changes to Exhibits 31.1, 31.2, 32.1 and 32.2.

Very truly yours,

/s/ Bernard F. Denoyer
Senior Vice President, Finance